                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 6)*

                             DIGITAL LIGHTWAVE, INC.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)

                         Common Stock, $.0001 par value
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                   253855 10 0
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

                             Robert E. Freitas, Esq.
                       Orrick, Herrington & Sutcliffe LLP
                                 1000 Marsh Road
                              Menlo Park, CA 94025

--------------------------------------------------------------------------------
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                                COMMUNICATIONS)


                                  October 23, 2001
         --------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

---------------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect for the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

CUSIP NO.                           SCHEDULE
253855 10 0                           13D
--------------------

          ---------------------------------------------------------------------
  (1)     NAMES OF REPORTING PERSONS                          Dr. Bryan J. Zwan

          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

          ---------------------------------------------------------------------
  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (A)   [  ]
                                                                    (B)   [  ]

          ---------------------------------------------------------------------
  (3)     SEC USE ONLY

          ---------------------------------------------------------------------
  (4)     SOURCE OF FUNDS                                                 PF

          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [  ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------
  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION                   United States

          ---------------------------------------------------------------------
  NUMBER OF SHARES     (7)     SOLE VOTING POWER                     18,933,750

                               7,415,000 of which shares are subject to forward
                               sale agreements and pledge agreements. See Item
                               4(a).
                       --------------------------------------------------------
  OWNED                (8)     SHARED VOTING POWER                            0

                       --------------------------------------------------------
  BY EACH REPORTING    (9)     SOLE DISPOSITIVE POWER                18,933,750

                               7,415,000 of which shares are subject to forward
                               sale agreements and pledge agreements. See Item
                               4(a).
                       --------------------------------------------------------
  PERSON WITH          (10)    SHARED DISPOSITIVE POWER                       0
                       --------------------------------------------------------
 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
          REPORTING PERSON                                           18,933,750

          ---------------------------------------------------------------------
 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                         [  ]

          ---------------------------------------------------------------------
 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW                  60.4%

          ---------------------------------------------------------------------
 (14)     TYPE OF REPORTING PERSON                                        IN

          ---------------------------------------------------------------------

CUSIP NO.                           SCHEDULE
253855 10 0                           13D
--------------------

          ---------------------------------------------------------------------
  (1)     NAMES OF REPORTING PERSONS             ZG Nevada Limited Partnership

          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

          ---------------------------------------------------------------------
  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (A)   [  ]
                                                                    (B)   [  ]

          ---------------------------------------------------------------------
  (3)     SEC USE ONLY

          ---------------------------------------------------------------------
  (4)     SOURCE OF FUNDS                                                  OO

          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [  ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------
  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION                         Nevada

          ---------------------------------------------------------------------
  NUMBER OF SHARES     (7)     SOLE VOTING POWER                    18,933,750
                               7,415,000 of which shares are subject to forward sale agreements and pledge agreements.
                               See Item 4(a).

                       --------------------------------------------------------
  OWNED                (8)     SHARED VOTING POWER                           0

                       --------------------------------------------------------
  BY EACH REPORTING    (9)     SOLE DISPOSITIVE POWER               18,933,750
                               7,415,000 of which shares are subject to forward sale agreements and pledge agreements.
                               See Item 4(a).

                       --------------------------------------------------------
  PERSON WITH          (10)    SHARED DISPOSITIVE POWER                      0

                       --------------------------------------------------------
 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
          REPORTING PERSON                                          18,933,750
          ---------------------------------------------------------------------
 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                          [  ]

          ---------------------------------------------------------------------
 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW                  60.4%

          ---------------------------------------------------------------------
 (14)     TYPE OF REPORTING PERSON                                         PN

          ---------------------------------------------------------------------

CUSIP NO.                           SCHEDULE
253855 10 0                           13D
--------------------

          ---------------------------------------------------------------------
  (1)     NAMES OF REPORTING PERSONS                            ZG Nevada, Inc.

          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

          ---------------------------------------------------------------------
  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (A)   [  ]
                                                                    (B)   [  ]

          ---------------------------------------------------------------------
  (3)     SEC USE ONLY

          ---------------------------------------------------------------------
  (4)     SOURCE OF FUNDS                                                    00

          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [  ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------
  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION                         Nevada

          ---------------------------------------------------------------------
  NUMBER OF SHARES     (7)     SOLE VOTING POWER                    18,933,750
                               7,415,000 of which shares are subject to forward sale agreements and pledge agreements.
                               See Item 4(a).

                       --------------------------------------------------------
  OWNED                (8)     SHARED VOTING POWER                           0

                       --------------------------------------------------------
  BY EACH REPORTING    (9)     SOLE DISPOSITIVE POWER               18,933,750
                               7,415,000 of which shares are subject to forward sales agreements and pledge agreements.
                               See Item 4(a).

                       --------------------------------------------------------
  PERSON WITH          (10)    SHARED DISPOSITIVE POWER                      0

                       --------------------------------------------------------
 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
          REPORTING PERSON                                          18,933,750

          ---------------------------------------------------------------------
 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                          [  ]

          ---------------------------------------------------------------------
 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW                   60.4%

          ---------------------------------------------------------------------
 (14)     TYPE OF REPORTING PERSON                                           CO

          ---------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER
         -------------------
This Amendment No. 6 to Schedule 13D ("Amendment") relates to the Common Stock, $.0001 par value per share ("Common Stock") of Digital Lightwave, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 15550 Lightwave Drive, Clearwater, Florida, 33760.

ITEM 2.  IDENTITY AND BACKGROUND
         -----------------------

         (A, B, C AND F) This Amendment is being filed by (i) Dr. Bryan J. Zwan,
(ii) ZG Nevada Limited Partnership, a limited partnership formed under the laws of the State of Nevada ("ZG Partnership") and (iii) ZG Nevada, Inc. a Nevada corporation ("ZG Inc."). ZG Inc. is the sole general partner of ZG Partnership and Dr. Zwan is the sole limited partner of ZG Partnership. Dr. Zwan is the sole shareholder and executive officer of ZG Inc. Dr. Zwan and Monte L. Miller are the directors of ZG Inc.

         Dr. Zwan's address is c/o Orrick, Herrington & Sutcliffe LLP, 1000 Marsh Road, Menlo Park, California 94025, Attn: Robert E. Freitas, Esq. Dr. Zwan's principal occupation is Chairman, President and Chief Executive Officer of the Issuer. Dr. Zwan is a United States citizen. The principal business of ZG Partnership is investing. The principal office of ZG Partnership is Suite 850, 101 Convention Center Drive, Las Vegas, Nevada 89109. The principal business of ZG Inc. is investing. The principal office of ZG Inc. is Suite 850, 101 Convention Center Drive, Las Vegas, Nevada 89109. Mr. Miller is the President of Nevada Holding Services, Inc., a corporate service provider. Mr. Miller's address is Suite 850, 101 Convention Center Drive, Las Vegas, Nevada 89109. Mr. Miller is a United States citizen.

         (D and E) On March 29, 2000, the Securities and Exchange Commission filed a complaint in the U.S. District Court for the Middle District of Florida alleging that Dr. Zwan violated Sections 17(a)(1), 17(a)(2), and 17(a)(3) of the Securities Act of 1933, as amended, Section 10(b) of the Securities Exchange Act of 1934 (the "Exchange Act"), and Rules 10b-5 and 13b2-2 thereunder, and that he aided and abetted the Company's alleged violations of Sections 13(a) and 13(b)(2) of the Exchange Act, and Rules 13a-13 and 12b-20 thereunder. On October 23, 2001, as part of a settlement between Dr. Zwan and the SEC, the U.S. District Court for the Middle District of Florida entered a judgment prohibiting Dr. Zwan from violating certain "books and records" provisions of the federal securities laws, and imposing a civil penalty of $10,000. Pursuant to the settlement, the SEC dismissed, with prejudice, all allegations that Dr. Zwan had engaged in fraudulent conduct, and Dr. Zwan consented to the entry of the judgment without admitting or denying the SEC's remaining allegations.

         Except as noted in this subsection, during the last five years, none of Dr. Zwan, ZG Partnership, ZG Inc. nor Mr. Miller has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or
(ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
         -------------------------------------------------


         ZG Partnership purchased 125,000 shares of Common Stock for an aggregate purchase price of $613,750.00 in the open market on February 5, 2002.

         ZG Partnership purchased 125,000 shares of Common Stock for an aggregate purchase price of $628,000.00 in the open market on February 7, 2002.

         ZG Partnership purchased 65,000 shares of Common Stock for an aggregate purchase price of $341,224.00 in the open market on February 8, 2002.

         ZG Partnership purchased 27,000 shares of Common Stock for an aggregate purchase price of $144,450.00 in the open market on February 14, 2002.

         ZG Partnership purchased 70,000 shares of Common Stock for an aggregate purchase price of $362,698.00 in the open market on February 15, 2002.

         ZG Partnership purchased 150,000 shares of Common Stock for an aggregate purchase price of $762,900.00 in the open market on February 19, 2002.

         ZG Partnership purchased 140,000 shares of Common Stock for an aggregate purchase price of $699,496.00 in the open market on February 20, 2002.

         ZG Partnership purchased 100,000 shares of Common Stock for an aggregate purchase price of $499,250.00 in the open market on February 21, 2002.

         ZG Partnership purchased 135,000 shares of Common Stock for an aggregate purchase price of $668,506.50 in the open market on February 22, 2002.

         ZG Partnership purchased 55,000 shares of Common Stock for an aggregate purchase price of $27,265.50 in the open market on February 28, 2002.

         ZG Partnership made each purchase with capital contributed by its partners.

ITEM 4.  PURPOSE OF THE TRANSACTION
         --------------------------

         (a)(A) On December 8, 1999, Dr. Zwan entered into a forward sale agreement (the "Zwan Agreement") relating to up to 1,000,000 shares
         (the "Base Amount") of Common Stock. The Zwan Agreement provides that Dr. Zwan will deliver on December 8, 2004 (the "Maturity Date") a number of shares of Common Stock (or, at the option of Dr. Zwan, the cash equivalent of such shares) equal to the product of (1) the Base Amount and (2) the Exchange Rate, which will be determined as follows:

                  (i) If the average closing price (the "Maturity Price") of the Common Stock on the 20 trading days beginning 30 trading days prior to the Maturity Date is less than or equal to $31.5505 (the "Issue Price"), the Exchange Rate will be one;

                  (ii) If the Maturity Price is greater than the Issue Price but less than $37.8606 (the "Threshold Price"), the Exchange Rate will be equal to the Issue Price divided by the Maturity Price; and

                  (iii) If the Maturity Price is equal to or greater than the Threshold Price, the Exchange Rate will be .8333.

         Pursuant to the Zwan Agreement, Dr. Zwan received a purchase price of $23,790,580. In connection with the Zwan Agreement, Dr. Zwan entered into the Pledge Agreement dated December 8, 1999 among Dr. Zwan, CSFB SAILS Corp. and Credit Suisse First Boston Corporation. Up to 1,000,000 shares are subject to this pledge agreement. See Item 7 below.

         On December 29, 2000 Dr. Zwan assigned this forward sale agreement and Pledge Agreement to ZG Partnership as part of a partnership capital contribution by Dr. Zwan to ZG Partnership.

         (B) On February 9, 2000, ZG Partnership entered into a binding term sheet outlining the terms of forward sale arrangements with respect to 1,500,000 shares of Common Stock. On March 1, 2000, ZG Partnership entered into a forward sale agreement ("Agreement I") relating to up to 750,000 shares (the "Base Amount") of Common Stock. Agreement I provides that ZG Partnership will deliver on March 1, 2005 (the "Maturity Date") a number of shares of Common Stock (or, at the option of ZG Partnership, the cash equivalent of such shares) equal to the product of (i) the Base Amount and (ii) the Exchange Rate, which will be determined as follows:

                  (a) If the average closing price (the "Maturity Price") of the Common Stock on the 20 trading days beginning 30 trading days prior to the Maturity Date is less than or equal to $63.095 (the "Issue Price"), the Exchange Rate will be one;

                  (b) If the Maturity Price is greater than the Issue Price but less than $75.714 (the "Threshold Price"), the Exchange Rate will be equal to the Issue Price divided by the Maturity Price; and

                  (c) If the Maturity Price is equal to or greater than the Threshold Price, the Exchange Rate will be .8333.

         In consideration therefor, ZG Partnership received a purchase price of $36,535,854.00. In connection with Agreement I, ZG Partnership entered into the Pledge Agreement dated March 1, 2000 among ZG Partnership, CSFB SAILS Corp. and Credit Suisse First Boston Corporation. Up to 750,000 shares are subject to this pledge agreement. See Item 7 below.

         (C) On February 9, 2000, ZG Partnership entered into a binding term sheet outlining the terms of forward sale arrangements with respect to 1,500,000 shares of Common Stock. On March 1, 2000, ZG Partnership entered into a forward sale agreement ("Agreement II") relating to up to 750,000 shares (the "Base Amount") of Common Stock. Agreement II provides that ZG Partnership will deliver on March 1, 2003 (the "Maturity Date") a number of shares of Common Stock (or, at the option of ZG Partnership, the cash equivalent of such shares) equal to the product of (i) the Base Amount and (ii) the Exchange Rate, which will be determined as follows:

                  (a) If the average closing price (the "Maturity Price") of the Common Stock on the 20 trading days beginning 30 trading days prior to the Maturity Date is less than or equal to $64.39 (the "Issue Price"), the Exchange Rate will be one;

                  (b) If the Maturity Price is greater than the Issue Price but less than $77.268 (the "Threshold Price"), the Exchange Rate will be equal to the Issue Price divided by the Maturity Price; and

                  (c) If the Maturity Price is equal to or greater than the Threshold Price, the Exchange Rate will be .8333.

        In consideration therefor, ZG Partnership received a purchase price of $38,152,131.00. In connection with Agreement II, ZG Partnership entered into the Pledge Agreement dated March 1, 2000 among ZG Partnership, CSFB SAILS Corp. and Credit Suisse First Boston Corporation. Up to 750,000 shares are subject to this pledge agreement. See Item 7 below.

        (D) On February 28, 2000, ZG Partnership entered into a binding term sheet outlining the terms of a forward sale arrangement with respect to 865,000 shares of Common Stock. On March 8, 2000, ZG Partnership entered into a forward sale agreement ("Agreement III") relating to up to 865,000 shares (the "Base Amount") of Common Stock. Agreement III provides that ZG Partnership will deliver on March 8, 2005 (the "Maturity Date") a number of shares of Common Stock (or, at the option of ZG Partnership, the cash equivalent of such shares) equal to the product of (i) the Base Amount and (ii) the Exchange Rate, which will be determined as follows:

                  (a) If the average closing price (the "Maturity Price") of the Common Stock on the 20 trading days beginning 30 trading days prior to the Maturity Date is less than or equal to $84.1243 (the "Issue Price"), the Exchange Rate will be one;

                  (b) If the Maturity Price is greater than the Issue Price but less than $100.9491 (the "Threshold Price"), the Exchange Rate will be equal to the Issue Price divided by the Maturity Price; and

                  (c) If the Maturity Price is equal to or greater than the Threshold Price, the Exchange Rate will be .8333.

         In consideration therefor, ZG Partnership received a purchase price of $56,497,953.00. In connection with Agreement III, ZG Partnership entered into the Pledge Agreement dated March 8, 2000 among ZG Partnership, CSFB SAILS Corp. and Credit Suisse First Boston Corporation. Up to 865,000 shares are subject to this pledge agreement. See Item 7 below.

         (E) On May 11, 2000, ZG Partnership entered into a binding term sheet outlining the terms of forward sale arrangements with respect to 1,000,000 shares of Common Stock. On June 23, 2000, ZG Partnership entered into a forward sale agreement ("Agreement IV") relating to up to 475,000 shares (the "Base Amount") of Common Stock. ZG Partnership's obligation to enter into forward sale arrangements with respect to an additional 525,000 shares has terminated. Agreement IV provides that ZG Partnership will deliver on June 23, 2004 (the "Maturity Date") a number of shares of Common Stock (or, at the option of ZG Partnership, the cash equivalent of such shares) equal to the product of (i) the Base Amount and (ii) the Exchange Rate, which will be determined as follows:

                  (a) If the average closing price (the "Maturity Price") of the Common Stock on the 20 trading days beginning 30 trading days prior to the Maturity Date is less than or equal to $64.5697 (the "Issue Price"), the Exchange Rate will be one;

                  (b) If the Maturity Price is greater than the Issue Price but less than $77.4837 (the "Threshold Price"), the Exchange Rate will be equal to the Issue Price divided by the Maturity Price; and

                  (c) If the Maturity Price is equal to or greater than the Threshold Price, the Exchange Rate will be .8333.

         In consideration therefor, ZG Partnership received a purchase price of $24,094,001. In connection with Agreement IV, ZG Partnership entered into the Pledge Agreement dated June 23, 2000 among ZG Partnership, CSFB SAILS Corp. and Credit Suisse First Boston Corporation. Up to 475,000 shares are subject to this pledge agreement. See Item 7 below.

         (F) On July 24, 2000, ZG Partnership entered into a binding term sheet outlining the terms of forward sale arrangements with respect to 2,000,000 shares of Common Stock. On September 8, 2000, ZG Partnership entered into a forward sale agreement ("Agreement V") relating to up to 1,325,000 shares (the "Base Amount") of Common Stock. ZG Partnership's obligation to enter into forward sale arrangements with respect to an additional 675,000 shares has terminated. Agreement V provides that ZG Partnership will deliver on September 8, 2004 (the "Maturity Date") a number of shares of Common Stock (or, at the option of ZG Partnership, the cash equivalent of such shares) equal to the product of (i) the Base Amount and (ii) the Exchange Rate, which will be determined as follows:

                  (a) If the average closing price (the "Maturity Price") of the Common Stock on the 20 trading days beginning 30 trading days prior to the Maturity Date is less than or equal to $101.2424 (the "Issue Price"), the Exchange Rate will be one;

                  (b) If the Maturity Price is greater than the Issue Price but less than $121.4909(the "Threshold Price"), the Exchange Rate will be equal to the Issue Price divided by the Maturity Price; and

                  (c) If the Maturity Price is equal to or greater than the Threshold Price, the Exchange Rate will be .8333.

         In consideration therefor, ZG Partnership received a purchase price of $106,764,799. In connection with Agreement V, ZG Partnership entered into the Pledge Agreement dated September 8, 2000 among ZG Partnership, CSFB SAILS Corp. and Credit Suisse First Boston Corporation. Up to 1,325,000 shares are subject to this pledge agreement. See Item 7 below.

         (G) On December 29, 2000, Dr. Zwan transferred 2,000,000 shares to ZG Partnership as a partnership capital contribution by Dr. Zwan to ZG Partnership.

         (H) On January 22, 2001, ZG Partnership entered into a binding term sheet outlining the terms of forward sale arrangements with respect to 1,000,000 shares of Common Stock. On February 15, 2001, ZG Partnership entered into a forward sale agreement ("Agreement VI") relating to up to 1,000,000 shares (the "Base Amount") of Common Stock. Agreement VI provides that ZG Partnership will deliver on February 15, 2006 (the "Maturity Date") a number of shares of Common Stock (or, at the option of ZG Partnership, the cash equivalent of such shares) equal to the product of (i) the Base Amount and (ii) the Exchange Rate, which will be determined as follows:

                  (a) If the average closing price (the "Maturity Price") of the Common Stock on the 20 trading days beginning 30 trading days prior to the Maturity Date is less than or equal to $50.3712 (the "Issue Price"), the Exchange Rate will be one;

                  (b) If the Maturity Price is greater than the Issue Price but less than $60.4454 (the "Threshold Price"), the Exchange Rate will be equal to the Issue Price divided by the Maturity Price; and

                  (c) If the Maturity Price is equal to or greater than the Threshold Price, the Exchange Rate will be .8333.

             In consideration therefor, ZG Partnership received a purchase price of $40,432,942.00. In connection with Agreement VI, ZG Partnership entered into the Pledge Agreement dated February 15, 2001 among ZG Partnership, Credit Suisse First Boston International and Credit Suisse First Boston Corporation. Up to 1,000,000 shares are subject to this pledge agreement. See Item 7 below.

         (I) On February 1, 2001, ZG Partnership entered into a binding term sheet outlining the terms of forward sale arrangements with respect to 1,000,000 shares of Common Stock. On March 8, 2001, ZG Partnership entered into a forward sale agreement ("Agreement VII") relating to up to 330,000 shares (the "Base Amount") of Common Stock. ZG Partnership's obligation to enter into forward sale arrangements with respect to an additional 670,000 shares has terminated. Agreement VII provides that ZG Partnership will deliver on March 8, 2006 (the"Maturity Date") a number of shares of Common Stock (or, at the option of ZG Partnership, the cash equivalent of such shares) equal to the product of (i) the Base Amount and (ii) the Exchange Rate, which will be determined as follows:

                (a) If the average closing price (the"Maturity Price") of the Common Stock on the 20 trading days beginning 30 trading days prior to the Maturity Date is less than or equal to $50.3886 (the "Issue Price"), the Exchange Rate will be one;

                (b) If the Maturity Price is greater than the Issue Price but less than $60.4663 (the "Threshold Price"), the Exchange Rate will be equal to the Issue Price divided by the Maturity Price; and

                (c) If the Maturity Price is equal to or greater than the Threshold Price, the Exchange Rate will be .8333.

         In consideration therefore, ZG Partnership received a purchase price of $13,347,482.00. In connection with Agreement VII, ZG Partnership enter into the Pledge Agreement dated March 8, 2001 among ZG Partnership, Credit Suisse First Boston International and Credit
         Suisse First Boston Corporation. Up to 330,000 shares are subject to this pledge agreement. See Item 7 below.

         (J) On April 30, 2001, ZG Partnership entered into a binding term sheet outlining the terms of forward sale arrangements with respect to 1,000,000 shares of Common Stock. On May 18, 2001, ZG Partnership entered into a forward sale agreement ("Agreement VIII") relating to up to 690,000 shares (the "Base Amount") of Common Stock. ZG Partnership's obligation to enter into forward sale arrangements with respect to an additional 310,000 shares has terminated. Agreement VIII provides that ZG Partnership will deliver on May 18, 2006 (the "Maturity Date") a number of shares of Common Stock (or, at the option of ZG Partnership, the cash equivalent of such shares) equal to the product of (i) the Base Amount and (ii) the Exchange Rate, which will be determined as follows:

                  (a) If the average closing price (the "Maturity Price") of the Common Stock on the 20 trading days beginning 30 trading days prior to the Maturity Date is less than or equal to $42.7986 (the "Issue Price"), the Exchange Rate will be one;

                  (b) If the Maturity Price is greater than the Issue Price but less than $51.36 (the "Threshold Price"), the Exchange Rate will be equal to the Issue Price divided by the Maturity Price; and

                  (c) If the Maturity Price is equal to or greater than the Threshold Price, the Exchange Rate will be .8333.

         In consideration therefor, ZG Partnership received a purchase price of $23,477,151.00. In connection with Agreement VIII, ZG Partnership entered into the Pledge Agreement dated May 18, 2001 among ZG Partnership, Credit Suisse First Boston International and Credit Suisse First Boston Corporation. Up to 690,000 shares are subject to this pledge agreement. See Item 7 below.

         (K) On July 6, 2001, ZG Partnership entered into a forward sale agreement ("Agreement IX") relating to up to 230,000 shares (the "Base Amount") of Common Stock. Agreement IX provides that ZG Partnership will deliver on July 6, 2006 (the "Maturity Date") a number of shares of Common Stock (or, at the option of ZG Partnership, the cash equivalent of such shares) equal to the product of (i) the Base Amount and (ii) the Exchange Rate, which will be determined as follows:


                  (a) If the average closing price (the "Maturity Price") of the Common Stock on the 20 trading days beginning 30 trading days prior to the Maturity Date is less than or equal to $49.5125 (the "Issue Price"), the Exchange Rate will be one;

                  (b) If the Maturity Price is greater than the Issue Price but less than $58.96 (the "Threshold Price"), the Exchange Rate will be equal to the Issue Price divided by the Maturity Price; and

                  (c) If the Maturity Price is equal to or greater than the Threshold Price, the Exchange Rate will be .8333.

         In consideration therefor, ZG Partnership received a purchase price of $9,224,178.75. In connection with Agreement IX, ZG Partnership entered into the Pledge Agreement dated July 6, 2001 among ZG Partnership, Credit Suisse First Boston International and Credit Suisse First Boston Corporation. Up to 230,000 shares are subject to this pledge agreement. See Item 7 below.

         Except as noted above with respect to the shares of Common Stock, none of Dr. Zwan, ZG Partnership nor ZG Inc. presently has any plans or proposals that relate to or would result in the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer (See Item 6);

         (b) None of Dr. Zwan, ZG Partnership nor ZG Inc. presently has any plans or proposals that relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) None of Dr. Zwan, ZG Partnership nor ZG Inc. presently has any plans or proposals that relate to or would result in a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

         (d) Dr. Zwan was elected as a director of the Issuer at the Issuer's Annual Meeting of Stockholders held on October 26, 2001.

         Dr. Zwan was named Chairman, President and Chief Executive Officer of the Issuer on January 23, 2002.

         Except as noted in this subsection, none of Dr. Zwan, ZG Partnership nor ZG Inc. presently has any plans or proposals that relate to or would result in any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) None of Dr. Zwan, ZG Partnership nor ZG Inc. presently has any plans or proposals that relate to or would result in any material change in the present capitalization or dividend policy of the Issuer;

         (f) None of Dr. Zwan, ZG Partnership nor ZG Inc. presently has any plans or proposals that relate to or would result in any material change in the Issuer's business or corporate structure;

         (g) None of Dr. Zwan, ZG Partnership nor ZG Inc. presently has any plans or proposals that relate to or would result in any change in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) None of Dr. Zwan, ZG Partnership nor ZG Inc. presently has any plans or proposals that relate to or would cause a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in the inter-dealer quotation system of a registered national securities association;

         (i) None of Dr. Zwan, ZG Partnership nor ZG Inc. presently has any plans or proposals that relate to or would cause a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933, as amended;

         (j) Except as set forth above, none of Dr. Zwan, ZG Partnership nor ZG Inc. presently has any plans or proposals that relate to any action similar to any of those enumerated above.

         To the knowledge of Dr. Zwan, ZG Partnership and ZG Inc., Mr. Miller has no plans or proposals relating to any of the foregoing.


         ITEM 5.  INTEREST IN SECURITIES OF ISSUER
                  --------------------------------

         (a) Dr. Zwan may be deemed to be the beneficial owner of 18,933,750 shares (including the 7,415,000 shares of Common Stock subject to the forward sale agreements and pledge agreements described in Item 4 (a) above) or 60.4% of the outstanding shares of Common Stock (based on the Issuer's Definitive Proxy Statement filed with the Securities and Exchange Commission on April 22, 2002). Each of ZG Partnership and ZG Inc. may be deemed to be the beneficial owner of 18,933,750 shares or 60.4% of the outstanding shares of Common Stock of the Issuer (including the 7,415,000 shares of Common Stock subject to forward sale agreements and pledge agreements described in Item 4(a) above).

         To the knowledge of Dr. Zwan, ZG Inc. and ZG Partnership, Mr. Miller does not beneficially own any securities of the Issuer.

         (b) Number of shares as to which such Reporting Person has:

                  (i) Sole power to vote or direct the vote: Dr. Zwan has sole power to vote or direct the vote of 18,933,750 shares of Common Stock. In addition, 7,415,000 of such shares are subject to the forward sale agreements and the pledge agreements described in
                           Item 4(a) above. Each of ZG Partnership and ZG Inc. has sole power to vote or direct the vote of 18,933,750 shares of Common Stock. In addition, 7,415,000 of such shares of Common Stock are subject to forward sale agreements and pledge agreements described in Item 4(a) above.

                  (ii)     Shared power to vote or direct the vote:

                           Not applicable.

                  (iii) Sole power to dispose or to direct the disposition of: Dr. Zwan has the sole power to dispose or to direct the disposition of 18,933,750 shares of Common Stock. 7,415,000 of such shares are subject to the forward sale agreements and the pledge agreements described in Item 4(a) above. Each of ZG Partnership and ZG Inc. has sole power to dispose or direct the disposition of 18,933,750 shares of Common Stock (including the 7,415,000 shares of Common Stock subject to forward sale agreements and pledge agreements described in item 4(a)above).

                  (iv) Shared power to dispose or to direct the disposition of:

                           Not applicable.

         (c) Transactions not previously reported on Schedule 13D:

         See Item 3.


         (d) Except as described in Item 4(a) and in this Item 5, no other person is known to Dr. Zwan, ZG Partnership or ZG Inc. to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by Dr. Zwan, ZG Partnership or ZG Inc.

         (e) Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERTAKINGS OR RELATIONSHIPS WITH RESPECT TO
         ----------------------------------------------------------------------
         SECURITIES OF THE ISSUER.
         -------------------------

Term Sheets

         On February 9, 2000, ZG Partnership entered into a binding term sheet outlining the terms of forward sale arrangements with respect to 1,500,000 shares of Common Stock.

         On February 28, 2000, ZG Partnership entered into a binding term sheet outlining the terms of forward sale arrangements with respect to 865,000 shares of Common Stock.

         On May 11, 2000, ZG Partnership entered into a binding term sheet outlining the terms of a forward sale arrangement with respect to up to 1,000,000 shares of Common Stock.

         On July 24, 2000 ZG Partnership entered into a binding term sheet outlining the terms of a forward sale arrangement with respect to up to 2,000,000 shares of Common Stock.

         On January 22, 2001 ZG Partnership entered into a binding term sheet outlining the terms of a forward sale arrangement with respect to up to 1,000,000 shares of Common Stock.

         On February 1, 2001 ZG Partnership entered into a binding term sheet outlining the terms of a forward sale arrangement with respect to up to 1,000,000 shares of Common Stock.

         On April 30, 2001 ZG Partnership entered into a binding term sheet outlining the terms of a forward sale arrangement with respect to up to 1,000,000 shares of Common Stock.


Forward Sale Agreements

         On December 8, 1999, Dr. Zwan entered into the Zwan Agreement relating to up to 1,000,000 shares of Common Stock, as described in Item 4(a) above. On December 29, 2000, Dr. Zwan assigned this agreement to ZG Partnership, as described in Item 4(a) above.

         On March 1, 2000, ZG Partnership entered into Agreement I and Agreement II relating to up to 750,000 and 750,000 shares of Common Stock, respectively, as described in item 4(a) above.

         On March 8, 2000, ZG Partnership entered into Agreement III relating to up to 865,000 shares of Common Stock, as described in item 4(a) above.

         On June 23, 2000, ZG Partnership entered into Agreement IV relating to up to 475,000 shares of Common Stock, as described in item 4(a) above. ZG Partnership's obligation to enter into forward sale arrangements with respect to an additional 525,000 shares has terminated.

         On September 8, 2000, ZG Partnership entered into Agreement V relating to up to 1,325,000 shares of Common Stock, as described in item 4(a) above. ZG Partnership's obligation to enter into forward sale arrangements with respect to an additional 675,000 shares has terminated.

         On February 15, 2001, ZG Partnership entered into Agreement VI relating to up to 1,000,000 shares of Common Stock, as described in item 4(a) above.

         On March 8, 2001, ZG Partnership entered into Agreement VII relating to up to 330,000 shares of Common Stock, as described in item 4(a) above.

         On May 18, 2001, ZG Partnership entered into Agreement VIII relating to up to 690,000 shares of Common Stock, as described in item 4(a) above.

         On July 6, 2001, ZG Partnership entered into Agreement IX relating to up to 230,000 shares of Common Stock, as described in item 4(a) above.

Pledge Agreements

         On December 8, 1999, Dr. Zwan entered into the Pledge Agreement in favor of CSFB SAILS Corp. to secure the performance by Dr. Zwan of his obligations under the Agreement. On December 29, 2000, Dr. Zwan assigned this agreement to ZG Partnership. Up to 1,000,000 shares of the Common Stock are subject to the Pledge Agreement. See Item 4(a) above and Item 7 below.

         On March 1, 2000, ZG Partnership entered into a Pledge Agreement in favor of CSFB SAILS Corp. to secure the performance by ZG Partnership of its obligations under Agreement I. Up to 750,000 shares of Common Stock beneficially owned by ZG Partnership are subject to this pledge agreement. See Item 4(a) above and Item 7 below.

         On March 1, 2000, ZG Partnership entered into a Pledge Agreement in favor of CSFB SAILS Corp. to secure the performance by ZG Partnership of its obligations under Agreement II. Up to 750,000 shares of Common Stock beneficially owned by ZG Partnership are subject to this pledge agreement. See
Item 4(a) above and Item 7 below.

         On March 8, 2000, ZG Partnership entered into a Pledge Agreement in favor of CSFB SAILS Corp. to secure the performance by ZG Partnership of its obligations under Agreement III. Up to 865,000 shares of Common Stock beneficially owned by ZG Partnership are subject to this pledge agreement. See
Item 4(a) above and Item 7 below.

         On June 23, 2000, ZG Partnership entered into a Pledge Agreement in favor of CSFB SAILS Corp. to secure the performance by ZG Partnership of its obligations under Agreement IV. Up to 475,000 shares of Common Stock are subject to this pledge agreement. See item 4(a) above and Item 7 below.

         On September 8, 2000, ZG Partnership entered into a Pledge Agreement in favor of CSFB SAILS Corp. to secure the performance by ZG Partnership of its obligations under Agreement V. Up to 1,325,000 shares of Common Stock are subject to this pledge agreement. See Item 4(a) above and Item 7 below.

         On February 15, 2001, ZG Partnership entered into a Pledge Agreement in favor of Credit Suisse First Boston International to secure the performance by ZG Partnership of its obligations under Agreement VII. Up to 1,000,000 shares of Common Stock are subject to this pledge agreement. See item 4(a) above and Item 7 below.

         On March 8, 2001, ZG Partnership entered into a Pledge Agreement in favor of Credit Suisse First Boston International to secure the performance by ZG Partnership of its obligations under Agreement VII. Up to 330,000 shares of Common Stock are subject to this pledge agreement. See item 4(a) above and Item 7 below.

         On May 18, 2001, ZG Partnership entered into a Pledge Agreement in favor of Credit Suisse First Boston International to secure the performance by ZG Partnership of its obligations under Agreement VIII. Up to 690,000 shares of Common Stock are subject to this pledge agreement. See item 4(a) above and Item 7 below.

         On July 6, 2001, ZG Partnership entered into a Pledge Agreement in favor of Credit Suisse First Boston International to secure the performance by ZG Partnership of its obligations under Agreement IX. Up to 230,000 shares of Common Stock are subject to this pledge agreement. See item 4(a) above and Item 7 below.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS
         --------------------------------

         The following documents are filed as exhibits hereto:

         1. Joint Filing Agreement between Bryan J. Zwan, ZG Nevada Limited Partnership and ZG Nevada, Inc.

         2. SAILS Mandatorily Exchangeable Securities Contract, dated as of December 8, 1999, among Bryan J. Zwan, CSFB SAILS Corp. and Credit Suisse First Boston Corporation. Incorporated by reference to Dr. Zwan's, ZG Partnership's and ZG Inc.'s Amendment No. 1 to Schedule 13D filed on January 11, 2000.

         3. SAILS Pledge Agreement dated December 8, 1999 among Bryan J. Zwan, CSFB SAILS Corp. and Credit Suisse First Boston Corporation. Incorporated by reference to Dr. Zwan's, ZG Partnership's and ZG Inc.'s Amendment No. 1 to
Schedule 13D filed on January 11, 2000.

         4. SAILS Mandatorily Exchangeable Securities Contract, dated as of March 1, 2000, among ZG Nevada Limited Partnership, CSFB SAILS Corp. and Credit Suisse First Boston Corporation ("Agreement I"). Incorporated by reference to Dr. Zwan's, ZG Partnership's and ZG Inc.'s Amendment No. 2 to Schedule 13D filed on March 14, 2000.

         5. SAILS Pledge Agreement, dated as of March 1, 2000, among ZG Nevada Limited Partnership, CSFB SAILS Corp. and Credit Suisse First Boston Corporation. Incorporated by reference to Dr. Zwan's, ZG Partnership's and ZG Inc.'s Amendment No. 2 to Schedule 13D filed on March 14, 2000.

         6. SAILS Mandatorily Exchangeable Securities Contract, dated as of March 1, 2000, among ZG Nevada Limited Partnership, CSFB SAILS Corp. and Credit Suisse First Boston Corporation ("Agreement II"). Incorporated by reference to Dr. Zwan's, ZG Partnership's and ZG Inc.'s Amendment No. 2 to Schedule 13D filed on March 14, 2000.

         7. SAILS Pledge Agreement, dated as of March 1, 2000, among ZG Nevada Limited Partnership, CSFB SAILS Corp. and Credit Suisse First Boston Corporation. Incorporated by reference to Dr. Zwan's, ZG Partnership's and ZG Inc.'s Amendment No. 2 to Schedule 13D filed on March 14, 2000.

         8. SAILS Mandatorily Exchangeable Securities Contract, dated as of March 8, 2000, among ZG Nevada Limited Partnership, CSFB SAILS Corp. and Credit Suisse First Boston Corporation ("Agreement III"). Incorporated by reference to Dr. Zwan's, ZG Partnership's and ZG Inc.'s Amendment No. 2 to Schedule 13D filed on March 14, 2000.

         9. SAILS Pledge Agreement, dated as of March 8, 2000, among ZG Nevada Limited Partnership, CFSB SAILS Corp. and Credit Suisse First Boston Corporation. Incorporated by reference to Dr. Zwan's, ZG Partnership's and ZG Inc.'s Amendment No. 2 to Schedule 13D filed on March 14, 2000.

         10. SAILS Mandatorily Exchangeable Securities Contract, dated as of June 23, 2000, among ZG Nevada Limited Partnership, CSFB SAILS Corp. and Credit Suisse First Boston Corporation. Incorporated by reference to Dr. Zwan's, ZG Partnership's and ZG Inc.'s Amendment No. 3 to Schedule 13D filed on September 21, 2000.

         11. SAILS Pledge Agreement, dated as of June 23, 2000, among ZG Nevada Limited Partnership, CSFB SAILS Corp. and Credit Suisse First Boston Corporation. Incorporated by reference to Dr. Zwan's, ZG Partnership's and ZG Inc.'s Amendment No. 3 to Schedule 13D filed on September 21, 2000.

         12. SAILS Mandatorily Exchangeable Securities Contract, dated as of September 8, 2000, among ZG Nevada Limited Partnership, CSFB SAILS Corp. and Credit Suisse First Boston Corporation. Incorporated by reference to Dr. Zwan's, ZG Partnership's and ZG Inc.'s Amendment No. 3 to Schedule 13D filed on September 21, 2000.

         13.  SAILS Pledge Agreement, dated as of September 8, 2000, among
ZG Nevada Limited Partnership, CSFB SAILS Corp. and Credit Suisse First Boston Corporation. Incorporated by reference to Dr. Zwan's, ZG Partnership's and ZG Inc.'s Amendment No. 3 to Schedule 13D filed on September 21, 2000.

         14. SAILS Mandatorily Exchangeable Securities Contract dated as of February 15, 2001, among Bryan J. Zwan, Credit Suisse First Boston International and Credit Suisse First Boston Corporation. Incorporated by reference to Dr. Zwan's, ZG Partnership's and ZG Inc.'s Amendment No. 4 to
Schedule 13D filed on March 9, 2001.

         15.  SAILS Pledge Agreement dated as of February 15, 2001, among Bryan
J. Zwan, Credit Suisse First Boston International and Credit Suisse First Boston Corporation. Incorporated by reference to Dr. Zwan's, ZG Partnership's and ZG Inc.'s Amendment No. 4 to Schedule 13D filed on March 9, 2001.

         16. SAILS Mandatorily Exchangeable Securities Contract, dated as of March 8, 2001 among Bryan J. Zwan, Credit Suisse First Boston International and Credit Suisse First Boston Corporation. Incorporated by reference to Dr. Zwan's, ZG Partnership's and ZG Inc.'s Amendment No. 4 to Schedule 13D filed on March 9, 2001.

         17. SAILS Pledge Agreement dated as of March 8, 2001 among Bryan J. Zwan, Credit Suisse First Boston International and Credit Suisse First Boston Corporation. Incorporated by reference to Dr. Zwan's, ZG Partnership's and ZG Inc.'s Amendment No. 4 to Schedule 13D filed on March 9, 2001.

         18. SAILS Mandatorily Exchangeable Securities Contract, dated as of May 18, 2001 among Bryan J. Zwan, Credit Suisse First Boston International and Credit Suisse First Boston Corporation. Incorporated by reference to Dr. Zwan's, ZG Partnership's and ZG Inc.'s Amendment No. 5 to Schedule 13D filed on October 16, 2001.

         19. SAILS Pledge Agreement dated as of May 18, 2001 among Bryan J. Zwan, Credit Suisse First Boston International and Credit Suisse First Boston Corporation. Incorporated by reference to Dr. Zwan's, ZG Partnership's and ZG Inc.'s Amendment No. 5 to Schedule 13D filed on October 16, 2001.

         20. SAILS Mandatorily Exchangeable Securities Contract, dated as of July 6, 2001 among Bryan J. Zwan, Credit Suisse First Boston International and Credit Suisse First Boston Corporation. Incorporated by reference to Dr. Zwan's, ZG Partnership's and ZG Inc.'s Amendment No. 5 to Schedule 13D filed on October 16, 2001.

         21. SAILS Pledge Agreement dated as of July 6, 2001 among Bryan J. Zwan, Credit Suisse First Boston International and Credit Suisse First Boston Corporation. Incorporated by reference to Dr. Zwan's, ZG Partnership's and ZG Inc.'s Amendment No. 5 to Schedule 13D filed on October 16, 2001.

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.




Dated:  May 10, 2002                    BRYAN J. ZWAN.


                                        By:    /s/ Bryan J. Zwan
                                               -------------------------------
                                               Name: Bryan J. Zwan



Dated:  May 10, 2002                       ZG NEVADA LIMITED PARTNERSHIP

                                        By:    ZG Nevada, Inc., as
                                                 General Partner

                                        By:    /s/ Bryan J. Zwan
                                               -------------------------------
                                               Name: Bryan J. Zwan
                                               Title: President



Dated:  May 10, 2002                       ZG  NEVADA, INC.

                                        By:    /s/ Bryan J. Zwan
                                               -------------------------------
                                               Name: Bryan J. Zwan
                                               Title: President

                                  EXHIBIT INDEX
                                 ---------------
                                                                     Exhibit
                                                                   Sequentially
                                                                  Numbered Page
                                                                ----------------
1.       Joint Filing Agreement between Bryan J. Zwan, ZG
         Nevada Limited Partnership and ZG Nevada, Inc.

2. SAILS Mandatorily Exchangeable Securities Contract, dated as of December 8, 1999, among Bryan J. Zwan,
         CSFB SAILS Corp. and Credit Suisse First Boston
         Corporation. Incorporated by reference to Dr.
         Zwan's, ZG Partnership's and ZG Inc.'s Amendment No. 1 to Schedule 13D filed on January 11, 2000.

3. SAILS Pledge Agreement dated as of December 8, 1999, among Bryan J. Zwan, CSFB SAILS Corp. and Credit
         Suisse First Boston Corporation. Incorporated by reference to Dr. Zwan's, ZG Partnership's and ZG Inc.'s
         Amendment No. 1 to Schedule 13D filed on January 11, 2000.

4. SAILS Mandatorily Exchangeable Securities Contract, dated as of March 1, 2000, among ZG Nevada Limited Partnership, CSFB SAILS Corp. and Credit Suisse First Boston Corporation. Incorporated by reference to Dr. Zwan's, ZG Partnership's and
         ZG Inc.'s Amendment No. 2 to Schedule 13D filed on March 14, 2000.

5. SAILS Pledge Agreement, dated as of March 1, 2000, among ZG Nevada Limited Partnership, CSFB SAILS Corp. and Credit Suisse First Boston Corporation. Incorporated by reference to Dr. Zwan's, ZG Partnership's and ZG Inc.'s Amendment No. 2 to Schedule 13D filed on March 14, 2000.

6. SAILS Mandatorily Exchangeable Securities Contract, dated as of March 1, 2000, among ZG Nevada Limited Partnership, CSFB SAILS Corp. and Credit Suisse First Boston Corporation. Incorporated by reference to Dr. Zwan's, ZG Partnership's and ZG Inc.'s Amendment No. 2 to Schedule 13D filed on March 14, 2000.

7. SAILS Pledge Agreement, dated as of March 1, 2000, among ZG Nevada Limited Partnership, CSFB SAILS Corp. and Credit Suisse First Boston Corporation. Incorporated by reference to Dr. Zwan's, ZG Partnership's and ZG Inc.'s Amendment No. 2 to Schedule 13D filed on March 14, 2000.

8. SAILS Mandatorily Exchangeable Securities Contract, dated as of March 8, 2000, among ZG Nevada Limited Partnership, CSFB SAILS Corp. and Credit Suisse First Boston Corporation. Incorporated by reference to Dr. Zwan's, ZG Partnership's and ZG Inc.'s Amendment No. 2 to Schedule 13D filed on March 14, 2000.

9. SAILS Pledge Agreement, dated as of March 8, 2000, among ZG Nevada Limited Partnership, CSFB SAILS Corp. and Credit Suisse First Boston Corporation. Incorporated by reference to Dr. Zwan's, ZG Partnership's and ZG Inc.'s Amendment No. 2 to Schedule 13D filed on March 14, 2000.

10. SAILS Mandatorily Exchangeable Securities Contract, dated as of June 23, 2000, among ZG Nevada Limited Partnership, CSFB SAILS Corp. and Credit Suisse First Boston Corporation. Incorporated by reference to Dr. Zwan's, ZG Partnership's and ZG Inc.'s Amendment No. 3 to Schedule 13D filed on September 21, 2000.

11. SAILS Pledge Agreement, dated as of June 23, 2000, among ZG Nevada Limited Partnership, CSFB SAILS Corp. and Credit Suisse First Boston Corporation. Incorporated by reference to Dr. Zwan's, ZG Partnership's and ZG Inc.'s Amendment No. 3 to Schedule 13D filed on September 21, 2000.

12. SAILS Mandatorily Exchangeable Securities Contract, dated as of September 8, 2000, among ZG Nevada Limited Partnership, CSFB SAILS Corp. and Credit Suisse First Boston Corporation. Incorporated by reference to Dr. Zwan's, ZG Partnership's and ZG Inc.'s Amendment No. 3 to Schedule 13D filed on September 21, 2000.

13. SAILS Pledge Agreement, dated as of September 8, 2000, among ZG Nevada Limited Partnership, CSFB SAILS Corp. and Credit Suisse First Boston Corporation. Incorporated by reference to Dr. Zwan's, ZG Partnership's and ZG Inc.'s Amendment No. 3 to Schedule 13D filed on September 21, 2000.

14. SAILS Mandatorily Exchangeable Securities Contract, dated as of February 15, 2001, among Bryan J. Zwan, Credit Suisse First Boston International and Credit Suisse First Boston Corporation. Incorporated by reference to Dr. Zwan's, ZG Partnership's and ZG Inc.'s Amendment No. 4 to Schedule 13D filed on March 9, 2001.


15. SAILS Pledge Agreement dated as of February 15, 2001, among Bryan J. Zwan, Credit Suisse First Boston International and Credit Suisse First Boston Corporation. Incorporated by reference to Dr. Zwan's, ZG Partnership's and ZG Inc.'s Amendment No. 4 to Schedule 13D filed on March 9, 2001.


16. SAILS Mandatorily Exchangeable Securities Contract, dated as of March 8, 2001 among Bryan J. Zwan, Credit Suisse First Boston International and Credit Suisse First Boston Corporation. Incorporated by reference to Dr. Zwan's, ZG Partnership's and ZG Inc.'s Amendment No. 4 to
         Schedule 13D filed on March 9, 2001.

17. SAILS Pledge Agreement dated as of March 8, 2001 among Bryan J. Zwan, Credit Suisse First Boston International and Credit Suisse First Boston Corporation. Incorporated by reference to Dr. Zwan's, ZG Partnership's and ZG Inc.'s Amendment No. 4 to Schedule 13D filed on March 9, 2001.

18. SAILS Mandatorily Exchangeable Securities Contract, dated as of May 18, 2001 among Bryan J. Zwan, Credit Suisse First Boston International and Credit Suisse First Boston Corporation. Incorporated by reference to Dr. Zwan's, ZG Partnership's and ZG Inc.'s Amendment No. 5 to Schedule 13D filed on October 16, 2001.

19. SAILS Pledge Agreement dated as of May 18, 2001 among Bryan J. Zwan, Credit Suisse First Boston International and Credit Suisse First Boston Corporation. Incorporated by reference to Dr. Zwan's, ZG Partnership's and ZG Inc.'s Amendment No. 5 to Schedule 13D filed on October 16, 2001.

20. SAILS Mandatorily Exchangeable Securities Contract, dated as of July 6, 2001 among Bryan J. Zwan, Credit Suisse First Boston International and Credit Suisse First Boston Corporation. Incorporated by reference to Dr. Zwan's, ZG Partnership's and ZG Inc.'s Amendment No. 5 to Schedule 13D filed on October 16, 2001.

21. SAILS Pledge Agreement dated as of July 6, 2001 among Bryan J. Zwan, Credit Suisse First Boston International and Credit Suisse First Boston Corporation. Incorporated by reference to Dr. Zwan's, ZG Partnership's and ZG Inc.'s Amendment No. 5 to Schedule 13D filed on October 16, 2001.